Sierra Pacific Power Company
6100 Neil Road
Reno, Nevada 89511
775-834-4011

September 12, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    Sierra Pacific Power Company
Registration Statement on Form S-4
Filed August 10, 2016
File No. 333-213060

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sierra Pacific Power Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 3:00 p.m., Eastern Time, on September 14, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

     (1)     If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2)     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3)     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIERRA PACIFIC POWER COMPANY

/s/ E. Kevin Bethel
E. Kevin Bethel
Senior Vice President, Chief Financial Officer and Director
(principal financial and accounting officer)